                                                                    EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Volterra Semiconductor Corporation:


We consent to the use of our report dated February 24, 2004, except as to note 6(d), which is as of June 22, 2004, and note 12 which is as of June 22, 2004, with respect to the consolidated balance sheets of Volterra Semiconductor Corporation and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the heading "Experts" in the prospectus.



/s/ KPMG LLP


Mountain View, California

July 8, 2004